Exhibit 99.1
Jumia Reports First Quarter 2026 Results
Jumia Reports 32%1 GMV Growth and 39% Revenue Increase; Adjusted EBITDA Loss Narrowed 32%, Reflecting Continued Progress Toward Profitability; Jumia Reaffirms 2026 Guidance
Lagos, Nigeria, May 7, 2026 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the first quarter ended March 31, 2026.
Financial highlights for the first quarter 2026
•Revenue of $50.6 million compared to $36.3 million in the first quarter of 2025, up 39% year-over-year, and up 28% in constant currency.
•GMV of $211.2 million compared to $161.7 million in the first quarter of 2025, up 31% year-over-year, and up 18% in constant currency. Adjusted for perimeter effects, GMV grew 32% year-over-year.
•Operating loss of $13.9 million compared to $18.7 million in the first quarter of 2025, down 26% year-over-year and down 25% in constant currency.
•Adjusted EBITDA loss of $10.7 million compared to $15.7 million in the first quarter of 2025, down 32% year-over-year, and down 31% in constant currency.
•Loss before Income tax of $17.8 million compared to $16.5 million in the first quarter of 2025, up 8% year-over-year, and down 21% in constant currency.
•Liquidity position of $62.6 million, a decrease of $15.3 million in the first quarter of 2026, compared to a decrease of $23.2 million in the first quarter of 2025.
•Net cash flow used in operating activities of $12.5 million compared to net cash flow used in operating activities of $21.2 million in the first quarter of 2025 and due to favorable year-end seasonality, $1.7 million used in the fourth quarter of 2025. The result includes a broadly neutral working capital2 contribution, compared to a negative working capital contribution of $7.1 million in the first quarter of 2025.
Business highlights for the first quarter 2026
Unless otherwise stated, all reported KPIs are for physical goods and exclude results from Algeria, which was exited in early 2026.
•Orders grew 31% year-over-year, reflecting disciplined execution and resilient consumer demand across key categories.
•Quarterly Active Customers grew by 26% year-over-year, demonstrating strong customer engagement and improving retention.
•GMV increased 33% year-over-year, driven by strong supply and effective execution.
•Nigeria delivered standout performance, with GMV up 42% year-over-year.
•Gross items sold from international sellers grew 87% year-over-year in the first quarter of 2026, reflecting the continued scaling of our Chinese seller base, as well as growing volumes from our supply base for affordable fashion in Turkey.
Company Commentary
"Our first quarter results demonstrate that the operating leverage we have been building is translating into our financials. GMV and physical goods Orders, each adjusted for perimeter effects, grew 32% and 31%, respectively, year-over-year, and our Adjusted EBITDA loss narrowed by 32% to $10.7 million as higher volumes result in structurally better economics across our platform. Gross profit grew 48% year-over-year, reflecting our continued progress in marketplace monetization.
At the start of 2026, we committed to scaling usage across our existing markets, deepening customer engagement, and unlocking operating leverage while continuing to improve availability, affordability, and reliability for our customers. Our first quarter results reflect early and tangible delivery for each of these priorities. Growth was broad-based across our markets. Nigeria delivered an exceptional quarter with physical goods GMV up 42% year-over-year, Egypt confirmed its recovery, with physical goods GMV up 3%, or 56% excluding corporate sales, year-over-year.
We continue to monitor the dynamic macro environment and manage our business accordingly. We believe that we have the right business fundamentals to navigate current uncertainties and that the opportunity for Jumia remains strong. We are executing with discipline and these results keep us firmly on track toward our target of achieving Adjusted EBITDA breakeven and positive cash flow in the fourth quarter of 2026, and full-year profitability and positive cash flow in 2027." — Francis Dufay, CEO

International Environment
We are navigating an international environment that is evolving quickly, with two principal developments having the potential to affect our business. First, increases in memory chip and CPU prices have raised the prices of certain products, including phones, and have caused reorganizations in supply chains and inventories. This is impacting our business at least in the near term. We are mitigating this by diversifying our supplier base for smartphones and scaling our marketplace across both local and international sellers. Second, the war in the Middle East has led to logistics and supply chain disruptions, as well as rising fuel costs. We have seen limited impact in the first quarter of 2026, but expect greater pressure in the second quarter of 2026 if conditions persist. This exposure is partially mitigated by reductions in our reliance on fuel-intensive delivery through the increased use of pick-up stations. While we are currently navigating an uncertain international environment, we believe that our business fundamentals, which were rebuilt from 2022 to 2025, mostly in tougher times than this, are strong. We do expect some temporary disruption, but this does not change our mid-term profitability targets or our belief in Jumia’s long-term opportunity for growth.

1 Adjusted for perimeter effects
2 Working capital comprises movements in: (i) trade and other receivables, prepaid expenses and other tax receivables; (ii) inventories; and (iii) trade and other payables, deferred income and other tax payables.

SELECTED FINANCIAL INFORMATION

Financial Results for the first quarter ended March 31, 2026

	For the three months ended
	As reported		YoY Change	Constant currency	YoY Change
In USD million, unless otherwise stated	March 31, 2025	March 31, 2026		March 31, 2026
Revenue	36.3	50.6	39%	46.3	28%
Gross Profit	19.9	29.4	48%	26.6	33%
Fulfillment expense	(9.4)	(12.2)	29%	(11.0)	17%
Sales and Advertising expense	(3.1)	(5.1)	64%	(4.8)	54%
Technology and Content expense	(9.6)	(8.9)	(8)%	(8.7)	(10)%
G&A expense, excluding SBC(1)	(16.1)	(16.8)	4%	(15.7)	(3)%
Adjusted EBITDA(1)	(15.7)	(10.7)	(32)%	(10.9)	(31)%
Operating Income / (Loss)	(18.7)	(13.9)	(26)%	(13.9)	(25)%
Loss before Income tax(2)	(16.5)	(17.8)	8%	(14.7)	(21)%
_________________________
(1) See “Non-IFRS Financial and Operating Metrics” for a reconciliation of non-IFRS measures to IFRS measures.
(2) Loss before Income tax in constant currency, and the corresponding year-over-year change, exclude the impact of foreign exchange gains/(losses) recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $2.1 million in the first quarter of 2025 and $(3.5) million in the first quarter of 2026.
Revenue
•Revenue3 of $50.6 million, up 39% year-over-year or up 28% year-over-year on a constant currency basis.
•Marketplace revenue, comprised of third-party sales, marketing and advertising revenue, and value-added services, was $27.0 million, up 50% year-over-year or up 35% year-over-year on a constant currency basis.
◦Third-party sales revenue was $23.2 million, up 45% year-over-year or up 31% year-over-year on a constant currency basis. Year-over-year growth was driven by strong execution in our marketplace business and supported by rising customer usage.
◦Marketing and advertising revenue was $2.2 million, up 44% year-over-year or up 31% year-over-year on a constant currency basis, driven by growth in sponsored products following the launch of our new retail advertising platform. With advertising revenue at 1% of GMV, we see substantial upside potential.
◦Value-added services revenue was $1.7 million in the first quarter of 2026, compared to $0.6 million in the first quarter of 2025, driven by growth in warehousing fees, reflecting higher volumes flowing through our storage infrastructure and improved monetization of our warehousing services.
•First-party sales revenue was $23.1 million, up 30% year-over-year or up 21% year-over-year on a constant currency basis, reflecting strong demand and continued momentum with key international brands.
Gross Profit
•Gross profit was $29.4 million, up 48% year-over-year or up 33% year-over-year on a constant currency basis.
•Gross profit as a percentage of GMV was 13.9% in the first quarter of 2026, compared to 12.3% in the first quarter of 2025.
Expenses
•Fulfillment expense was $12.2 million, up 29% year-over-year or up 17% year-over-year on a constant currency basis, primarily due to higher volumes.
◦Fulfillment expense per Order, excluding JumiaPay App Orders, which do not incur logistics costs, was $2.06, flat year-over-year or down 10% year-over-year on a constant currency basis.
◦The improvement reflects productivity gains and economies of scale in fulfillment operations, automation in call centers, and improved rates with logistics partners.
•Sales and Advertising expense totaled $5.1 million, up 64% year-over-year, or up 54% year-over-year on a constant currency basis. The increase reflects higher marketing investments to support customer acquisition and engagement, while maintaining efficiency through targeted and performance-driven campaigns.
•Technology and Content expense totaled $8.9 million, down 8% year-over-year, or down 10% year-over-year on a constant currency basis. The decrease was driven by ongoing headcount optimization and savings from recently renegotiated contracts.
•General and Administrative expense was $18.0 million, up 4% year-over-year, or down 2% year-over-year on a constant currency basis.
◦General and Administrative expense, excluding share-based compensation expense, was $16.8 million, up 4% year-over-year, or down 3% year-over-year on a constant currency basis.
◦Staff costs within General and Administrative expense, excluding share-based compensation expense, increased by 16% year-over-year, driven by approximately $0.8 million in one-time termination benefits related to our Algeria exit and the appreciation of local currencies against the US dollar compared to the first quarter of 2025.
•We continue to streamline the organization. The total headcount has declined by 8% since December 31, 2024, with just over 1,980 employees on payroll as of March 31, 2026. At the end of the fourth quarter of 2022, when current leadership was installed, we had 4,318 employees. We are actively working to further reduce headcount, continue process automation and leverage AI tools. We expect to reduce by at least an additional 200 full-time employees over the next two quarters.
•AI-driven automation across each of our operations, finance, headcount efficiency, support functions, and technology teams — including in relation to cybersecurity and code quality workflows — enabled a reduction in our headcount and contributed to improved operational leverage in the first quarter of 2026. Artificial intelligence is also helping us solve operational problems on the ground, including in logistics, customer service, and seller management, improving the quality of the service we offer, while reducing costs.
Loss before Income tax
•Operating loss was $13.9 million in the first quarter of 2026, compared to $18.7 million in the first quarter of 2025. The year-over-year improvement primarily reflects higher revenue and gross profit, partially offset by higher operating expenses.
•Adjusted EBITDA loss, which excludes depreciation, amortization and share-based compensation expense, declined to $10.7 million in the first quarter of 2026, compared to $15.7 million in the first quarter of 2025, consistent with the improvement in operating performance. Excluding the one-time costs related to our Algeria exit, Adjusted EBITDA loss would have been $9.7 million, reflecting the underlying improvement of 38% year-over-year, in our core business.
•Loss before Income tax was $17.8 million in the first quarter of 2026, compared to $16.5 million in the first quarter of 2025, primarily reflecting non-cash foreign exchange losses.
•In constant currency, Loss before Income tax, excluding the impact of foreign exchange recorded in finance income and finance costs, was $14.7 million, down 21% year-over-year.
Cash Position
•As of March 31, 2026, the Company’s liquidity position was $62.6 million, comprised of $61.5 million in cash and cash equivalents and $1.1 million in term deposits and other financial assets.
•Jumia’s liquidity position decreased by $15.3 million in the first quarter of 2026, compared to a decrease of $23.2 million in the first quarter of 2025, and a decrease of $4.7 million in the fourth quarter of 2025. The shift from the previous quarter is consistent with typical seasonal dynamics.
•Net cash used in operating activities was $12.5 million in the first quarter of 2026, compared to a net cash used of $21.2 million in the first quarter of 2025 and $1.7 million used in the fourth quarter of 2025. The result includes a broadly neutral working capital contribution in the first quarter of 2026, compared to a negative working capital contribution of $7.1 million in the first quarter of 2025. The improvement primarily reflects the continued strengthening of our marketplace flywheel, with higher volumes and better payment flows, as well as improved bargaining power with large third-party accounts.
3 In addition to marketplace revenue and first-party sales, revenue included other revenue of $0.4 million in the first quarter of 2025 and $0.4 million in the first quarter of 2026.

SELECTED OPERATIONAL KPIs
Marketplace KPIs

	For the three months ended
	As Reported		YoY Change
	March 31, 2025	March 31, 2026
Quarterly Active Customers (million)	2.1	2.5	24%
Quarterly Active Customers (million) adjusted for perimeter effects(1)	2.0	2.5	25%
Orders Physical Goods (million)	4.5	5.9	30%
Orders Physical Goods (million) adjusted for perimeter effects(1)	4.5	5.9	31%
Orders JumiaPay App (million)	0.6	—	(99)%
Orders JumiaPay App (million) adjusted for perimeter effects(1)	0.6	—	(99)%

	For the three months ended
	As Reported		YoY Change	Constant currency	YoY Change
	March 31, 2025	March 31, 2026		March 31, 2026
GMV (USD million)	161.7	211.2	31%	191.5	18%
GMV (USD million) adjusted for perimeter effects(1)	158.1	209.2	32%	189.6	20%
_________________________
(1) Adjustments for perimeter effects relate to the exit from Algeria. As of the first quarter of 2026, we have revised our perimeter effects adjustments to exclude Algeria following our exit, and we have recast comparative prior period amounts accordingly.
Note: Effective as of the first quarter of the fiscal year 2026, Jumia has discontinued its quarterly disclosure of the KPIs “Total Payment Volume (TPV)” and “Jumia Payment Gateways Transactions”. See “Selected Operational KPIs—TPV and Jumia Payment Gateways Transactions Reporting” for further details.
•GMV increased by 31% year-over-year to $211.2 million and physical goods Orders grew by 30% year-over-year to 5.9 million. Adjusted for perimeter effects, GMV and physical goods Orders grew by 32% and 31% year-over-year, respectively.
◦The increase in GMV was driven by robust consumer demand.
◦Order growth reflects continued improvement in product assortment and a stronger customer value proposition in physical goods.
▪In line with our strategic focus on scaling physical goods, we have reduced our emphasis on digital products sold through our JumiaPay App, that contribute to order volumes with limited revenue impact. While this shift influenced total order metrics for the quarter, physical goods Orders growth remained robust.
◦Our strategy to expand into secondary cities continues to deliver results. Adjusted for perimeter effects, Orders from upcountry regions represented 62% of total Orders in the first quarter of 2026, up from 58% in the prior-year period.
◦Jumia continues to deploy marketing with a focus on efficiency and ROI, focusing investment on efficient channels to support customer acquisition, engagement, and repeat behavior. These include paid online marketing, customer relationship management (“CRM”), search engine optimization (“SEO”), and relevant offline local channels (e.g. radio and print) while also leveraging its JForce agent network.
◦As a result of these efforts and adjusted for perimeter effects, Jumia is attracting what it believes to be a stickier and higher quality customer base as evidenced by a 185 basis point year-over-year improvement in repurchase rates.4
▪Jumia’s cohort analysis indicates that 47% of new customers, who placed their first order in the fourth quarter of 2025, made a second purchase within 90 days, compared to 45% of new customers in the fourth quarter of 2024.

TPV and Jumia Payment Gateways Transactions Reporting

Effective as of the first quarter of 2026, Jumia has discontinued its quarterly disclosure of the KPIs “Total Payment Volume (TPV)” and “Jumia Payment Gateways Transactions”. Since 2023, Jumia has been shifting its strategic focus towards physical goods. Following this strategic shift and the discontinuation of the standalone JumiaPay App in 2025 (except in Egypt where it remained live to manage certain legacy payment partnerships), these metrics are no longer among the primary indicators used by management to assess Jumia’s operating performance.

4 Adjusted for perimeter effects to exclude South Africa, Tunisia and Algeria. As of the first quarter of 2026, we have revised our perimeter effects adjustments to exclude Algeria following our exit, and we have recast comparative prior period amounts accordingly.

GUIDANCE
Jumia remains committed to delivering profitable growth in 2026 by scaling usage, improving operational efficiency, and continuing to reduce cash burn. We are navigating an evolving international environment. While we expect some temporary disruption from memory chip and CPU price pressures and the ongoing conflict in the Middle East, our business fundamentals are strong, our Q1 2026 results demonstrate continued execution, and we have not changed our mid-term profitability targets or our belief in Jumia's long-term opportunity for growth. Based on current business trends, we reaffirm our full-year 2026 guidance as follows:
•GMV is projected to grow between 27% and 32% year-over-year, adjusted for perimeter effects.
•We forecast Adjusted EBITDA loss to be between $25 million and $30 million.
•We confirm our strategic goal to achieve breakeven on an Adjusted EBITDA basis and positive cash flow in the fourth quarter of 2026, and delivering full-year profitability and positive cash flow in 2027.

Second quarter 2026:
•GMV is projected to grow between 27% and 32% year-over-year, adjusted for perimeter effects.
The above forward-looking statements reflect Jumia’s expectations and strategic goals as of May 7, 2026, are subject to change, and involve inherent risks, which are partially or fully beyond its control. These risks include but are not limited to political and economic conditions across countries where it operates, the broader economic impact of the ongoing regional conflicts, and global supply chain issues.

CONFERENCE CALL AND WEBCAST INFORMATION
Jumia will host a conference call to discuss its first quarter 2026 results at 8:30 AM ET on May 7, 2026.

Interested parties can access the conference at:
US Dial-in (Toll Free): 888-506-0062
International Dial-in: 973-528-0011
Entry Code: 642806

The live call will also be available via webcast on Jumia’s Investor Relations Website: https://investor.jumia.com/investor-relations/default.aspx.

A replay of the call will be available until Thursday, May 21, 2026 and can be accessed by dialing 877-481-4010 for toll free access or 919-882-2331 for international access using the replay passcode: 53941.

(UNAUDITED)
Consolidated statement of comprehensive income as of March 31, 2025 and 2026

	For the three months ended
In thousands of USD	March 31, 2025	March 31, 2026
Revenue	36,261	50,562
Cost of revenue	(16,360)	(21,162)
Gross profit	19,901	29,400
Fulfillment expense	(9,401)	(12,152)
Sales and advertising expense	(3,102)	(5,078)
Technology and content expense	(9,645)	(8,884)
General and administrative expense	(17,189)	(17,952)
Other operating income	802	1,035
Other operating expense	(22)	(241)
Operating loss	(18,656)	(13,872)
Finance income	3,356	462
Finance costs	(1,186)	(4,409)
Loss before Income tax	(16,486)	(17,819)
Income tax benefit / (expense)	(221)	92
Loss for the period	(16,707)	(17,727)
Attributable to:
Equity holders of the Company	(16,710)	(17,730)
Non-controlling interests	3	3
Loss for the period	(16,707)	(17,727)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain on translation of foreign operations	(22,903)	5,094
Other comprehensive loss on net investment in foreign operations	20,315	(1,908)
Other comprehensive income on financial assets at fair value through OCI	196	—
Other comprehensive income / (loss)	(2,392)	3,186
Total comprehensive loss for the period	(19,099)	(14,541)
Attributable to:
Equity holders of the Company	(19,085)	(14,544)
Non-controlling interests	(14)	3
Total comprehensive loss for the period	(19,099)	(14,541)

(UNAUDITED)
Consolidated statement of financial position as of December 31, 2025 and March 31, 2026

	As of
In thousands of USD	December 31, 2025	March 31, 2026
Assets
Non-current assets
Property and equipment	19,163	16,671
Deferred tax assets	326	320
Other non-current assets	1,278	1,067
Total Non-current assets	20,767	18,058
Current assets
Inventories	10,098	8,431
Trade and other receivables	13,888	10,566
Income tax receivables	3,153	2,677
Other taxes receivable	3,746	3,532
Prepaid expenses	4,067	6,149
Term deposits and other financial assets	1,162	1,104
Cash and cash equivalents	76,670	61,463
Total Current assets	112,784	93,922
Total Assets	133,551	111,980
Equity and Liabilities
Equity
Share capital	286,156	286,156
Share premium	1,792,181	1,792,181
Other reserves	178,520	183,061
Accumulated losses	(2,230,584)	(2,248,326)
Equity attributable to the equity holders of the Company	26,273	13,072
Non-controlling interests	(539)	(527)
Total Equity	25,734	12,545
Liabilities
Non-current liabilities
Non-current borrowings	7,929	6,673
Trade and other payables	6	23
Deferred tax liabilities	126	86
Provisions for liabilities and other charges	721	759
Total Non-current liabilities	8,782	7,541
Current liabilities
Current borrowings	3,793	2,992
Trade and other payables	57,954	56,401
Income tax payables	12,456	11,000
Other taxes payable	11,478	10,376
Provisions for liabilities and other charges	8,522	7,679
Deferred income	4,832	3,446
Total Current liabilities	99,035	91,894
Total Liabilities	107,817	99,435
Total Equity and Liabilities	133,551	111,980

(UNAUDITED)
Consolidated statement of cash flows as of March 31, 2025 and 2026

	For the three months ended
In thousands of USD	March 31, 2025	March 31, 2026
Loss before Income tax	(16,486)	(17,819)
Depreciation and amortization of tangible and intangible assets	1,864	2,117
Impairment losses on loans, receivables and other assets	214	238
Impairment losses/(reversals) on obsolete inventories	309	45
Share-based compensation expense	1,062	1,127
Net (gain)/loss from disposal of tangible and intangible assets	17	—
Change in provision for other liabilities and charges	425	(627)
Lease modification (income)/expense	(6)	23
Interest (income)/expense	(154)	470
Discounting effect (income)/expense	87	—
Net foreign exchange (gain)/loss	(325)	3,725
Share-based compensation expense - settlement	(136)	(329)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables	(296)	957
(Increase)/Decrease in inventories	(4,585)	1,423
Increase/(Decrease) in trade and other payables, deferred income and other tax payables	(2,250)	(2,375)
Income taxes (paid)/received	(915)	(1,432)
Net cash flows (used in) / from operating activities	(21,175)	(12,457)
Cash flows from investing activities
Purchase of property and equipment	(871)	(601)
Interest or other charges received	510	205
Movement in other non-current assets	(124)	61
Movement in term deposits and other financial assets	30,239	149
Net cash flows (used in) / from investing activities	29,754	(186)
Cash flows from financing activities
Payment of lease interest	(520)	(541)
Repayment of lease liabilities	(584)	(1,073)
Net cash flows (used in) / from financing activities	(1,104)	(1,614)
Net (decrease)/increase in cash and cash equivalents	7,475	(14,257)
Effect of exchange rate changes on cash and cash equivalents	(1,191)	(950)
Cash and cash equivalents at the beginning of the period	55,360	76,670
Cash and cash equivalents at the end of the period	61,644	61,463

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2025. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics
Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Customers, Quarterly Active Customers, Orders and GMV.
We define Annual Active Customers, Quarterly Active Customers, Orders, GMV, General and administrative expense, excluding SBC, and Adjusted EBITDA as follows:
Annual Active Customers means unique customers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Customers means unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
We believe that Annual Active Customers and Quarterly Active Customers are useful indicators of the adoption of our offering by customers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Customers, Orders and GMV as some of many indicators to monitor usage of our platform.
General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based compensation expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based compensation expense.
Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to Loss for the period, Loss before Income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:
•Adjusted EBITDA does not reflect our share-based compensation, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.
The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended
(USD million)	March 31, 2025	March 31, 2026
Loss for the period	(16.7)	(17.7)
Income tax benefit / (expense)	0.2	(0.1)
Net Finance costs / (income)	(2.2)	3.9
Depreciation and amortization	1.9	2.1
Share-based compensation expense	1.1	1.1
Adjusted EBITDA	(15.7)	(10.7)
Constant currency data
Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.
Constant currency metrics are calculated using the average foreign exchange rates for each month during 2025 and applying them to the corresponding months in 2026, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth the constant currency data for selected metrics:

	For the three months ended
	As reported		YoY Change	Constant currency	YoY Change
In USD million, except percentages	March 31, 2025	March 31, 2026		March 31, 2026
Revenue	36.3	50.6	39%	46.3	28%
Marketplace revenue	18.1	27.0	50%	24.3	35%
Third-party sales	16.0	23.2	45%	20.9	31%
Value-added services	0.6	1.7	nm	1.5	nm
Marketing and advertising	1.5	2.2	44%	2.0	31%
First-party sales	17.8	23.1	30%	21.6	21%
Other revenue	0.4	0.4	6%	0.4	(2)%
Gross Profit	19.9	29.4	48%	26.6	33%
Fulfillment expense	(9.4)	(12.2)	29%	(11.0)	17%
Sales and Advertising expense	(3.1)	(5.1)	64%	(4.8)	54%
Technology and Content expense	(9.6)	(8.9)	(8)%	(8.7)	(10)%
G&A expense, excluding SBC	(16.1)	(16.8)	4%	(15.7)	(3)%
Adjusted EBITDA	(15.7)	(10.7)	(32)%	(10.9)	(31)%
Operating Income / (Loss)	(18.7)	(13.9)	(26)%	(13.9)	(25)%
Loss before Income tax(1)	(16.5)	(17.8)	8%	(14.7)	(21)%

GMV	161.7	211.2	31%	191.5	18%
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(1) Loss before Income tax in constant currency, and the corresponding year-over-year change, exclude the impact of foreign exchange recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $2.1 million in the first quarter of 2025 and $(3.5) million in the first quarter of 2026.

Note: Effective as of the first quarter of the fiscal year 2026, Jumia has discontinued its quarterly disclosure of the KPI “Total Payment Volume (TPV)”. See “Selected Operational KPIs—TPV and Jumia Payment Gateways Transactions Reporting” for further details.